www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2026/11/05: October Revenue

Exhibit 99.1

United Microelectronics Corporation

November 5, 2026

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of October 2026.

1)
Sales volume (NT$ Thousand)

Period	Items	2026	2025	Changes	%
October	Net sales	25,197,532	21,294,974	3,902,558	18.33%
Year-to-Date	Net sales	229,207,213	197,038,628	32,168,585	16.33%

2)
Funds lent to other parties (NT$ Thousand):

Balance as of period end

This Month

	(actual amount provided)

Last Month

		(actual amount provided)	Limit of lending
UMC (Note1)	-	-	47,091,677
Note1: On October 28, 2026, the board of directors resolved to lend funds to Wavetek for the amount up to NT$ 1,000 million. The actual amount lent to Wavetek as of October 31, 2026 was NT$ 0 million.

3)
Endorsements and guarantees (NT$ Thousand): None

4)
Financial derivatives transactions:

a Not under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	6,377,840	0
Fair Value	0	0	(60,618)	0
Net profit (loss) from Fair Value	0	0	(59,965)	0
Written-off Trading
Contracts	0	0	11,585,870	0
Realized profit (loss)	0	0	(40,594)	0